UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

American River Bankshares

(Name of Issuer)

Common Stock

(Title of Class of Securities)

029326105

(CUSIP Number)

Mr. Terry Maltese, Maltese Capital Management LLC,

150 East 52nd Street, 30th Floor, New York, NY 10022 (212) 486-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

Exhibit Index located on Page 5	SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 029326105	Page 2 of 8 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Maltese Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 505,254 9. Sole Dispositive Power 10. Shared Dispositive Power 505,254

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 505,254
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 7.91%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 029326105	Page 3 of 8 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Terry Maltese
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 505,254 9. Sole Dispositive Power 10. Shared Dispositive Power 505,254

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 505,254
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 7.91%
14.	Type of Reporting Person* IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.    Security and Issuer.

The class of equity securities to which this statement relates is the Common Stock, no par value (the “Shares”), of American River Bankshares (the “Issuer”), a company incorporated in California, with its principal office at 3100 Zinfandel Drive, Rancho Cordova, CA 95670.

Item 2.    Identity and Background.

(a), (f)    The persons filing this statement are Maltese Capital Management LLC, a New York limited liability company (“MCM”) and Terry Maltese, Managing Member of MCM and a citizen of the United States of America (“Mr. Maltese”), with respect to Shares that each of the foregoing may be deemed to have a beneficial ownership. The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons”.

(b)          The address of the principal offices of MCM and the business address of Mr. Maltese is Maltese Capital Management LLC, 150 East 52nd Street, 30thth Floor, New York, New York 10022.

(c)	The principal occupation of Mr. Maltese is serving as Managing Member of MCM.

The principal business of MCM is that of providing administrative and investment management services to certain investment entities in its capacity as an investment advisor.

(d), (e)    None of the Reporting Persons have, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.    Source and Amount of Funds.

The funds for the purchase of the 505,254 Shares beneficially owned by MCM came from the working capital of certain private investment funds that MCM manages. No borrowed funds were used to purchase such Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business. The net investment cost (including commissions, if any) of the Shares beneficially owned by MCM was $4,100,638.86.

The funds for the purchase of the 505,254 shares beneficially owned by Mr. Maltese, as a result of Mr. Maltese being the control person of MCM, came from the working capital of certain private investment funds for which MCM manages. No borrowed funds were used to purchase such Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business. The net investment cost (including commissions, if any) of the Shares beneficially owned by Mr. Maltese was $4,100,638.86.

Item 4.    Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes. As such, in the ordinary course of their business, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, management, governance, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares, voting for or against and expressing support for or against the proposals of the board of directors of the Issuer or other shareholders of the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a)-(b)    Based upon an aggregate of 6,391,520 Shares outstanding, as determined by the Issuer’s most recently available Form 10-Q, as of the close of business on August 8, 2017:

(i)

MCM owned directly no shares of Common Stock. By reason of its position as investment advisor, MCM may be deemed to be the beneficial owner of 505,254 Shares, constituting approximately 7.91% of the Shares outstanding. MCM does not have the sole power to vote or direct the vote of any Shares. MCM has the shared power to vote or direct the vote of 505,254 Shares. MCM does not have the sole power to dispose or direct the disposition of any Shares. MCM has the shared power to dispose or direct the disposition of 505,254 Shares.

(ii)

Mr. Maltese directly owned no shares of Common Stock. By reason of his position as Managing Member of MCM, Mr. Maltese may be deemed to be the beneficial owner of 505,254 shares, constituting approximately 7.91% of the Shares outstanding. Mr. Maltese does not have the sole power to vote or direct the vote of any Shares. Mr. Maltese has the shared power to vote or direct the vote of 505,254 Shares. Mr. Maltese does not have the sole power to dispose or direct the disposition of any Shares. Mr. Maltese has the shared power to dispose or direct the disposition of 505,254 Shares.

(c)	The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.

(d)	N/A

(e)	N/A

 Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto.  A copy of such agreement is attached as Exhibit A and is incorporated by reference herein.

Other than the joint filing agreement filed as an exhibit hereto, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

Exhibit A:   Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

Exhibit B:   Schedule of Transactions in Shares by the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2017

Maltese Capital Management LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

*Each Reporting Person specifically disclaims the beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

EXHIBIT A

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: October 10, 2017

Maltese Capital Management LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

EXHIBIT B

SCHEDULE OF TRANSACTIONS IN SHARES BY THE REPORTING PERSONS

Schedule of Transactions in Shares by MCM on behalf of private funds for which MCM or an affiliate of MCM acts as an investment advisor:

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
08/16/17	Common Stock	7,091	N/A	13.5200
09/11/17	Common Stock	216	N/A	13.1800
09/12/17	Common Stock	241	N/A	13.1615
09/13/17	Common Stock	478	N/A	13.1800
09/14/17	Common Stock	109	N/A	13.1800
09/15/17	Common Stock	100	N/A	13.1800
09/18/17	Common Stock	2,462	N/A	13.1792
09/19/17	Common Stock	2,961	N/A	13.2800
09/20/17	Common Stock	3,500	N/A	13.4586
09/21/17	Common Stock	350	N/A	13.4914
09/22/17	Common Stock	4,643	N/A	13.5466
09/25/17	Common Stock	6,113	N/A	13.6010
09/27/17	Common Stock	12,640	N/A	13.7916
10/02/17	Common Stock	6,441	N/A	14.0767